UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
FANSTEEL, INC.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
307260208

(Cusip Number)
Brian Cassady
510 Ocean Drive
Suite 501
Miami Beach, FL 33139
(216) 577-1338

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 31, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	307260 20 8	Page	2	of	5

1	NAMES OF REPORTING PERSONS Brian F. Cassady

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		995,978

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		NA

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		995,978

WITH	10	SHARED DISPOSITIVE POWER

NA

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

995,978

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.12%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	307260 20 8	Page	3	of	5
Item 1. Security and Issuer
     This Amendment No. 2 to Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Fansteel, Inc., a Delaware corporation (the “Company”), which is beneficially owned by Brian F. Cassady (the “Reporting Person”). The Company’s principal executive offices are located at 570 Lake Cook Road, Suite 200, Deerfield, Illinois 60015.
Item 2. Identity and Background
(a)	Brian F. Cassady

(b)	The Reporting Person’s business address is 510 Ocean Drive, Suite 501, Miami Beach, Florida 33139.

(c)	The Reporting Person is President of 510 Ocean Drive Advisors, Inc. (doing business as Black Management Advisors) (“Black Management Advisors”). Black Management Advisors is primarily engaged in the business of providing financial and operational turnaround, restructuring, and interim management services to troubled companies.

(d)	The Reporting Person during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
     The Reporting Person beneficially owns 995,978 shares of Common Stock (the “Shares”), (i)  945,706 of which were purchased with personal funds for an aggregate purchase price of $75,656, or $0.08 per share, (ii) 272 shares were purchased with personal funds for an aggregate purchase price of $38.08, or $0.14 per share and (iii) 50,000 of which were purchased with personal funds for an aggregate purchase price of $8,000, or $0.16 per share.
Item 4. Purpose of Transaction
     The Reporting Person acquired the Shares on separate dates believing them to be undervalued. The Reporting Person may hold talks or discussions with various parties, including, but not limited to, the Company’s management, its board of directors and other shareholders on a variety of possible subjects regarding ways to increase shareholder value. Some of the suggestions the Reporting Person might make may affect control of the Company and/or may relate to the following: the merger, acquisition or sale of the Company, the sale or transfer of the Company’s assets, a change in the board of directors of the Company, a change in the present capitalization or dividend policy of the Company or a change in the Company’s charter or bylaws. The Reporting Person may, directly or indirectly, purchase additional shares of capital stock of the Company or dispose of some or the Shares in open-market transactions or privately negotiated transactions.
Item 5. Interest in Securities of the Issuer
     (a) The Reporting Person is the beneficial owner of the Shares. Based upon the Company’s Annual Report on Form 10-K for the period ended December 31, 2007, the Shares represent approximately 29.12% of the total number of outstanding shares of Common Stock.
     (b) The Reporting Person has complete voting or dispositive power over the Shares.

CUSIP No.	307260 20 8	Page	4	of	5
     (c) During the past 60 days, the Reporting Person acquired the Shares. On February 7, 2007, the Reporting Person purchased 630,613 shares of Common Stock from The Northern Trust Company in a privately negotiated transaction for $0.08 per share. On that same date, the Reporting Person purchased 315,093 shares of Common Stock from M&I Marshall & Isley Bank in a privately negotiated transaction for $0.08 per share. The Reporting Person purchased an additional 272 shares of Common Stock on March 26, 2008 in an open market transaction for $0.14 per share. On March 31, 2008, the Reporting Person purchased 50,000 shares of Common Stock in an open market transaction for $0.16 per share.
     (d) Not Applicable
     (e) Not Applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any of the Common Stock beneficially owned by the Reporting Person.
Item 7. Material to Be Filed as Exhibits
     Not Applicable.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 1, 2008

/s/ Brian F. Cassady
Brian F. Cassady